Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for December 2025

Passenger traffic increased year-on-year in Colombia by 6.0% and decreased by 0.4% in

México and 4.2% in Puerto Rico.

Mexico City, January 6, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for December 2025 reached a total of 6.7 million passengers, representing an increase of 0.4% compared to December 2024.

Passenger traffic increased 6.0% in Colombia, and presented declines of 0.4% and 4.2% in Mexico and Puerto Rico, respectively. Colombia's growth was driven by increases of 6.3% in international traffic and 5.9% in domestic traffic. Mexico experienced decreases of 0.1% and 0.8% in international and domestic traffic, respectively, while Puerto Rico saw a 0.3% increase in international traffic which was more than offset by 4.8% decrease in domestic traffic.

All figures in this release reflect comparisons between December 1 to 31, 2025 and from December 1 to 31, 2024. Figures exclude transit and general aviation passengers in Mexico and Colombia.

Passenger Traffic Summary
	December		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,803,399	3,786,341	(0.4)	41,420,330	40,595,729	(2.0)
Domestic Traffic	1,731,089	1,716,534	(0.8)	19,808,950	19,695,686	(0.6)
International Traffic	2,072,310	2,069,807	(0.1)	21,611,380	20,900,043	(3.3)
San Juan, Puerto Rico	1,289,410	1,234,875	(4.2)	13,247,382	13,643,686	3.0
Domestic Traffic	1,141,504	1,086,470	(4.8)	11,697,473	11,907,658	1.8
International Traffic	147,906	148,405	0.3	1,549,909	1,736,028	12.0
Colombia	1,592,244	1,688,129	6.0	16,651,560	17,320,364	4.0
Domestic Traffic	1,210,975	1,283,004	5.9	13,004,778	13,242,501	1.8
International Traffic	381,269	405,125	6.3	3,646,782	4,077,863	11.8
Total Traffic	6,685,053	6,709,345	0.4	71,319,272	71,559,779	0.3
Domestic Traffic	4,083,568	4,086,008	0.1	44,511,201	44,845,845	0.8
International Traffic	2,601,485	2,623,337	0.8	26,808,071	26,713,934	(0.4)

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Mexico Passenger Traffic
		December		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,731,089	1,716,534	(0.8)	19,808,950	19,695,686	(0.6)
CUN	Cancun	873,409	800,441	(8.4)	10,236,245	9,880,984	(3.5)
CZM	Cozumel	24,940	21,077	(15.5)	250,593	263,218	5.0
HUX	Huatulco	57,763	55,730	(3.5)	700,493	656,251	(6.3)
MID	Merida	301,942	336,177	11.3	3,324,415	3,536,308	6.4
MTT	Minatitlan	13,212	12,932	(2.1)	145,326	150,742	3.7
OAX	Oaxaca	137,952	139,909	1.4	1,531,111	1,591,821	4.0
TAP	Tapachula	53,812	46,066	(14.4)	603,218	495,278	(17.9)
VER	Veracruz	141,425	162,286	14.8	1,568,062	1,718,566	9.6
VSA	Villahermosa	126,634	141,916	12.1	1,449,487	1,402,518	(3.2)
International Traffic		2,072,310	2,069,807	(0.1)	21,611,380	20,900,043	(3.3)
CUN	Cancun	1,929,868	1,916,043	(0.7)	20,175,275	19,464,554	(3.5)
CZM	Cozumel	38,751	39,069	0.8	462,365	383,388	(17.1)
HUX	Huatulco	21,743	24,120	10.9	146,685	145,552	(0.8)
MID	Merida	37,185	42,538	14.4	375,462	403,384	7.4
MTT	Minatitlan	596	564	(5.4)	7,219	7,171	(0.7)
OAX	Oaxaca	26,662	28,029	5.1	256,317	273,146	6.6
TAP	Tapachula	758	2,098	176.8	11,718	23,827	103.3
VER	Veracruz	13,857	13,752	(0.8)	144,759	154,131	6.5
VSA	Villahermosa	2,890	3,594	24.4	31,580	44,890	42.1
Traffic Total Mexico		3,803,399	3,786,341	(0.4)	41,420,330	40,595,729	(2.0)
CUN	Cancun	2,803,277	2,716,484	(3.1)	30,411,520	29,345,538	(3.5)
CZM	Cozumel	63,691	60,146	(5.6)	712,958	646,606	(9.3)
HUX	Huatulco	79,506	79,850	0.4	847,178	801,803	(5.4)
MID	Merida	339,127	378,715	11.7	3,699,877	3,939,692	6.5
MTT	Minatitlan	13,808	13,496	(2.3)	152,545	157,913	3.5
OAX	Oaxaca	164,614	167,938	2.0	1,787,428	1,864,967	4.3
TAP	Tapachula	54,570	48,164	(11.7)	614,936	519,105	(15.6)
VER	Veracruz	155,282	176,038	13.4	1,712,821	1,872,697	9.3
VSA	Villahermosa	129,524	145,510	12.3	1,481,067	1,447,408	(2.3)

US Passenger Traffic, San Juan Airport (LMM)
	December		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,289,410	1,234,875	(4.2)	13,247,382	13,643,686	3.0
Domestic Traffic	1,141,504	1,086,470	(4.8)	11,697,473	11,907,658	1.8
International Traffic	147,906	148,405	0.3	1,549,909	1,736,028	12.0

Colombia Passenger Traffic Airplan
		December		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,210,975	1,283,004	5.9	13,004,778	13,242,501	1.8
MDE	Rionegro	914,933	974,121	6.5	9,757,608	10,015,826	2.6
EOH	Medellin	105,549	104,032	(1.4)	1,211,753	1,193,558	(1.5)
MTR	Monteria	135,099	149,105	10.4	1,464,131	1,434,557	(2.0)
APO	Carepa	15,039	16,233	7.9	180,788	183,409	1.4
UIB	Quibdo	33,229	37,047	11.5	340,695	362,612	6.4
CZU	Corozal	7,126	2,466	(65.4)	49,803	52,539	5.5
International Traffic		381,269	405,125	6.3	3,646,782	4,077,863	11.8
MDE	Rionegro	381,269	405,125	6.3	3,646,782	4,077,863	11.8
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,592,244	1,688,129	6.0	16,651,560	17,320,364	4.0
MDE	Rionegro	1,296,202	1,379,246	6.4	13,404,390	14,093,689	5.1
EOH	Medellin	105,549	104,032	(1.4)	1,211,753	1,193,558	(1.5)
MTR	Monteria	135,099	149,105	10.4	1,464,131	1,434,557	(2.0)
APO	Carepa	15,039	16,233	7.9	180,788	183,409	1.4
UIB	Quibdo	33,229	37,047	11.5	340,695	362,612	6.4

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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